Exhibit 11

Statement  of Computation of Per Share Earnings

In the three months and nine months ended September 30, 2020 and 2019, FutureFuel computed earnings per share using the treasury method.

The composition of basic and diluted earnings per share were as follows:

(Dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Numerator:
Net income	$6,890	$6,622	$41,092	$15,808
Denominator:
Weighted average shares outstanding – basic	43,743,243	43,743,243	43,743,243	43,743,243
Effect of dilutive securities:
Stock options and other awards	2,096	-	864	1,910
Weighted average shares outstanding – diluted	43,745,339	43,743,243	43,744,107	43,745,153

Basic earnings per share	$0.16	$0.15	$0.94	$0.36
Diluted earnings per share	$0.16	$0.15	$0.94	$0.36